Via Facsimile and U.S. Mail
Mail Stop 6010

April 24, 2008

Mr. James Sulat
Chief Financial Officer
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, NJ 07645

Re: **Memory Pharmaceutical Corp.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed on March 28, 2008
        File No. 0-50642

Dear Mr. Sulat:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief